SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION /RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NAVTECH, INC.

(Name of Subject Company)

NAVTECH, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

63935Q100

(CUSIP Number of Class of Securities)

David Strucke, Chief Executive Officer

c/o Navtech Systems Support, Inc.

295 Hagey Blvd., Suite 200

Waterloo, ON, Canada N2L 6R5

(519) 747-1170

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

William B. Asher, Jr., Esq.

Andrew J. Hickey, Esq.

Choate, Hall & Stewart LLP

Two International Place

Boston, MA  02110

(617) 248-5000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Navtech, Inc., a Delaware corporation (the“Company”), with the Securities and Exchange Commission (the “SEC”) on October 23, 2007, relating to the tender offer commenced by NVHoldings, Inc., a Delaware corporation (the “Offeror”) to purchase all of the remaining outstanding shares of the Company’s common stock not owned by the Offeror or its affiliates, at a price of $2.50 per share, net to the sellers in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated October 9, 2007 and in the related letter of transmittal contained in the Schedule TO filed by the Offeror with the SEC on October 9, 2007.  Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9, as amended hereby.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.    The Solicitation or Recommendation.

The section titled “Factors Considered by the Board” in Item 4 of the Schedule 14D-9 is hereby amended by deleting it in its entirety and replacing it with the following new section:

(b)       Reasons for the Board’s Position and Factors Considered by the Board.

Reasons for the Board’s Position

     In considering the Tender Offer and the transactions contemplated thereby, the Board consulted with the Company’s senior management and legal counsel. The reasons that the Board voted to express no recommendation as to whether the holders of the Shares should tender their Shares pursuant to the Tender Offer and to remain neutral with respect to the Tender Offer are as follows:

•      Conflicts of Interest of the Members of the Board. As described in Item 3(a) above, (i) a majority of the directors of the Company have actual or potential conflicts of interest in connection with the Tender Offer and (ii) certain of the Company’s Affiliated Directors have entered into, or participate in, various agreements and arrangements with the Company. Moreover, as more fully described in Item 3(a) above,  the following directors are also shareholders or affiliates of the Sponsors and the Offeror:  Michael Jakobowski, John Hunt, Andrew M. Snyder and Francoise Macq.

•      Individual Investment Decision. The Board considered that each holder of Shares could make an independent judgment of whether to participate in the Tender Offer based on all of the available information, including the factors considered by the Board and described below.

•      Majority of the Minority Condition. The Offer to Purchase is subject to a non-waivable condition of the Offeror that in order for the Tender Offer to be consummated, there must be a number of Shares validly tendered (and not withdrawn) which constitutes at least a majority of the outstanding Shares of the Company that are not beneficially owned by the Offeror and its affiliates and members of senior management. This condition mitigates the conflicts of interest arising from the Sponsors majority ownership in the Company because the Offeror will not be able to effect the Merger unless the Tender Offer is affirmatively endorsed by a majority of the Company’s unaffiliated stockholders. Consequently, by requiring a “majority of the minority” of shareholders to validly tender their Shares in the Tender Offer, the Board believes that the best interests of the shareholders, taken as a whole, are served.

Factors Considered by the Board

In addition to the foregoing, the Board considered the following additional factors, which the Board believes should be taken into account by the shareholders in considering whether to tender their shares:

•      the disclosures concerning the Company’s business, financial condition, results of operations, prospects and competitive position that are set forth in the Company’s filings with the Securities and Exchange Commission;

•      that the Company has prospects of increasing shareholder value over time but that it is also subject to certain substantial risks as a small independent publicly-traded company with limited resources, including, among other matters:

•      volatility in the airline industry;

•      global economic and political conditions, including the global war on terrorism;

•      increasing competition, including competition from companies with larger financial, technical and marketing resources than the Company;

•      risks associated with the Company’s ability to pay the obligations and perform the financial covenants under the debt that it incurred to acquire EAG in 2005;

•      the risks of integrating EAG; and

•      the other factors described in our Annual Report on Form 10KSB/A;

•      that the $2.50 Offer Price represents a 37% premium to the closing price of the Shares on October 9, 2007, the last trading day prior to the publication of the Offer to Purchase;

•      that the Board has not obtained a valuation opinion with respect to the Shares from an independent financial advisor and therefore cannot provide assurance that the $2.50 per Share Offer Price in the Offer to Purchase represents fair value for the Shares;

•      that the Schedule TO contains a copy of the report of the financial advisor retained by the Offeror to value the Shares, which report sets forth the assumptions and methodologies utilized by the Offeror to determine the amount that it is prepared to offer to purchase the Shares;

•      that the Shares are thinly traded and there is a low level of liquidity for the Shares in the public market;

•      that the Tender Offer allows the Company’s shareholders to realize certainty of value for their Shares;

•      that the Offeror’s obligations with respect to the Tender Offer and the Merger are not subject to any financial conditions and that the Offeror makes representations and warranties in the Offer to Purchase about the adequacy of its cash resources to purchase the Shares pursuant to the Tender Offer and to consummate the Merger;

•      that, although members of management and certain directors have received inquiries in the past from persons who have expressed interest in acquiring the Company or an ownership interest in the Company, the Board has not attempted to seek a strategic or financial buyer for the Company or the Shares, nor has any prospective buyer made a formal offer to acquire the Company or the Shares;

•      that the Sponsors have advised the Board that they do not presently intend to sell the Shares and other securities that they presently hold; and because CIG (and its affiliates), Externalis and ABRY hold, according to the Schedule TO, 43.0%, 17.7% and 5.9%, respectively (or an aggregate of 66.6%) of the potential voting power of the capital stock of the Company on a fully-diluted basis (assuming the exercise of all presently outstanding options and warrants), it would not be possible to affect a sale or other change of control of the Company without their consent;

•      that four of the Company’s six directors are affiliates of the Offeror and have an interest in the Tender Offer, as more expressly set forth in Item 3 above under the heading “Affiliates of Offeror;”

•      that an all cash transaction will be taxable to the Company’s shareholders for U.S. federal income tax purposes;

•      the availability of appraisal rights in connection with the Merger for holders of the Shares who comply with all of the required procedures under Delaware law; and

•      that the Company’s shareholders, other than the Offeror, will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the Company.

The foregoing discussion of factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its consideration of the Tender Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navtech, Inc.

	By:	/s/ David Strucke
David Strucke
Chief Executive Officer

Date: October 29, 2007